Exhibit 99.1

No.45/08

Toronto, November 6, 2008 No.45/08

IAMGOLD Announces Q3 Record Revenues of $227 million and an
Operating Cash Flow Increase of 141% to $71.7 million

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion & Analysis, and mine statistics, please see the Company’s website, www.iamgold.com.

“We are pleased to report record revenues and operating cash flow during the current quarter.  Gold production and cash costs continued to meet guidance.

With our strong cash and gold bullion holdings, we are well positioned to continue to execute our growth strategy in West Africa and the Americas while applying very stringent criteria to all capital expenditure projects through these tight credit markets,” stated Joseph Conway, President & CEO

All amounts are expressed in US dollars, unless otherwise indicated.

Highlights Of Q3

•	Record quarterly revenues of $227 million increased 33% over $170 million in last year’s third quarter.

•
Net earnings were $18.8 million or $0.06 per share compared to net earnings of $19.5 million or $0.07 per share in Q3 2007.  Adjusted net earnings(1), excluding an impairment charge related to capitalized exploration expenditures were $23.4 million or $0.08 per share.

•	Record operating cash flow of $71.7 million or $0.24 per share(2), represents a 141% increase over $29.8 million or $0.10 per share(2) in Q3 2007.

•
Attributable gold production was up 5% from last year’s third quarter to 253,000 ounces.  The average cash cost(1) was $481 per ounce compared with $437 per ounce in Q3 2007. Rosebel achieved record mine throughput despite the rainy season, producing 82,000 attributable ounces of gold.

•
IAMGOLD has a strong cash and gold bullion position of $307 million (valuing gold at market as at September 30, 2008).  In addition, a $140 million five-year revolving credit facility provides significant financial flexibility for IAMGOLD.

•
IAMGOLD’s 2008 gold production outlook is unchanged at 950,000 ounces.  Cash cost guidance is revised down 1% to $480-$490 per ounce.  The current financial market volatility may affect future cash costs either positively or negatively through changes in oil price, changes in gold price as it impacts royalty payments, and currency exchange rates.

•
The Niobec niobium mine demonstrated superior operating performance contributing $16.2 million in operating cash flow in Q3.  Unit operating margin (1) increased 57% in Q3 2008 over the same period in 2007.

•	Given the current economic environment, IAMGOLD is reviewing its capital programs as well as the investment opportunities that are becoming more attractive.

____________________________________________________________________________________

(1)	Cash cost, Adjusted net earnings and Unit operating margin for the Niobec mine are non-GAAP measures. Please refer to the Supplemental information attached to the MD&A for reconciliation to GAAP.

(2)
Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

Recent Events and Initiatives

IAMGOLD announced the filing of a draft tender offer in France on August 29, 2008, that will provide for an all cash offer of €1.20 per share (approximately $1.69 per share using the currency rate as at September 30, 2008) to acquire all of the outstanding shares of Euro Ressources S.A. (“EURO”).  EURO currently has a participation right royalty on production from the Rosebel gold mine.  The offer is for all outstanding EURO shares and for any shares issuable upon the exercise of options.  The offer opened on October 6, 2008 and will close on November 21, 2008.  IAMGOLD intends to fund the offer through its existing cash reserves or its credit facility.  The Company has agreed to keep €75.0 million (approximately $105.6 million using the currency rate at September 30, 2008) available under the credit facility to fund the acquisition of EURO.

Operations Highlights

Rosebel Mine, Suriname

During the third quarter of 2008, the Rosebel mine achieved record quarterly mine and mill throughput, producing 82,000 attributable ounces of gold.  Improvements in rainy season operating practices have led to significantly higher mine production.  Continuous improvement initiatives at the mill have positively impacted throughput.

Rosebel’s $44.4 million mill expansion and optimization projects are well underway with key circuit components to be completed within 2008, to allow for the ramp-up in mill throughput as per schedule.  Full completion is now expected during the first quarter of 2009.

Niobec Mine, Canada

The Company continues to increase the contribution of the Niobec mine (a non-gold asset), with the expected completion of a $12.0 million paste backfill plant and underground development by mid 2010.  A technical report has been prepared that shows that the paste backfill system will enable the extraction of more ore grade material and result in an immediate 34% increase in the current reserves.  As underground development proceeds, current resources are expected to be converted into reserves at a rate of about 2 to 4 million tonnes per year.  Pilot plant testing of a Kelsey Jig unit which may allow Niobec to realize a potential recovery improvement of over 2%, is scheduled during the fourth quarter.  Results will be used for an economic evaluation on installing a full scale unit in the future.

During the first nine months of 2008, demand for niobium remained strong, while North America and to some extent, the European Union, experienced economic weakness.  Asian countries, mainly China, continued to show strong demand.  Although, niobium demand closely follows the demand for steel, there is a trend over time to increased usage of niobium per tonne of steel produced.  As have most consumables tied to the production of steel, niobium prices have continued to rise by more than 15% during the third quarter of 2008 compared to the second quarter of 2008.  Demand and prices are expected to remain stable in the last quarter of 2008.

Project Updates

Westwood Project (Doyon Area), Canada

IAMGOLD continued to accelerate evaluation of the Westwood Project.  In July 2008, the Company announced a 5% increase to 3.5 million contained gold ounces in an inferred resource of 14.2 million tonnes averaging 7.6 grams of gold per tonne, using a cut-off grade of 3.0 grams per tonne.   With nine drill rigs currently on site, the geologic understanding of the deposit and mineralization continuity has increased substantially.  Engineering is proceeding on all fronts including mining, metallurgy, and infrastructure design.  The results of a revised scoping study will be released in the fourth quarter of 2008.

Quimsacocha, Ecuador

IAMGOLD released its pre-feasibility study in July 2008 for the Quimsacocha project that showed encouraging results.  Production is expected to average 202,000 ounces of gold per year at an average cash cost (before royalties and profit sharing) of $272 per ounce over a projected mine life of 7.5 years, with an estimated payback of 3 years.

Work continues on the final feasibility study, including full environmental and social impact assessments.  The Company is ready to resume exploration drilling on new targets at Quimsacocha following the approval of the new Mining Law when drilling permits become available.

A constitutional referendum held on September 28, 2008, resulted in a clear mandate for the constitutional reforms proposed by President Correa, including a mining policy that supports responsible mining.  The government of Ecuador has stated its intention to complete the new Mining Law before the end of 2008 and the Company is working proactively with the key ministries of Mines, Environment, and Taxation to develop an equitable fiscal and regulatory framework for responsible mining in Ecuador.  If the finalization of the Mining Law and receipt of permits occur in 2008, a final feasibility study will be targeted for the second half of 2009.  Construction of the Quimsacocha project is targeted to commence in 2010, with commercial production in the second half of 2011.

Camp Caiman, French Guiana

During the third quarter of 2008, the Company continued to meet with stakeholders regarding Camp Caiman and the conceptual Project Harmonie plan to relocate the milling and processing facilities for its project in French Guiana.  The economic feasibility of Project Harmonie and the likelihood of a mining permit being granted, can only be assessed after the completion of the new mining framework for French Guiana scheduled to be completed by the end of 2008.  In order to protect the interests of the Company’s shareholders for damages incurred to date, the appropriate legal claims have been filed.

Exploration Update

Buckreef, Tanzania

A revised measured and indicated resource was reported in July 2008 of 1.0 million ounces of gold within 15.9 million tonnes with an average grade of 2.0 grams gold per tonne, incorporating the new Bukoli-Minzwel trend.  Drilling has continued to test additional targets across the property.  Results from the metallurgical heap leach test work on the Buckreef and Busolwa-Buziba deposits indicate low to moderate leach recoveries. These results, together with the new drill results, will be incorporated into a revised financial model that will be available in December 2008.

Financial results

	Three months ended September 30,		Nine months ended September 30,
(unaudited)	2008	2007	2008	2007

(in $ millions, except where noted)	$	$	$	$

Financial Results

Revenues	226.9	170.2	660.0	483.9
Adjusted net earnings(1)	23.4	19.5	91.1	43.1
Net earnings (loss)	18.8	19.5	86.5	(50.6)
Adjusted basic and diluted net earnings per share(1)	0.08	0.07	0.31	0.15
Basic and diluted net earnings (loss) per share	0.06	0.07	0.29	(0.17)

Cash Flows
Operating cash flow	71.7	29.8	189.3	60.5

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP measures and represent net earnings (loss) before impairment charges.  Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Net earnings in Q3 2008 were $18.8 million or $0.06 per share, a decrease of $0.7 million compared to $19.5 million or $0.07 per share in the third quarter of 2007.  The decline in earnings is mainly the result of higher mining costs, higher depreciation, depletion and amortization, higher income and mining taxes and an impairment charge of exploration properties, partially offset by higher revenues.  Higher mining costs were primarily the result of higher royalty expenses and higher costs of inputs such as labour, energy and consumables.  The increase in depreciation, depletion, and amortization is the result of higher production and the effect of the prospective application of the finalization of the purchase price equation of the Cambior acquisition at the end of 2007.  The change in income and mining taxes is mainly due to the higher taxable income realized by both the Rosebel and the Canadian mining operations.  An impairment charge of $4.6 million was recorded with respect to capitalized exploration expenditures.  Higher revenues were primarily due to higher realized gold prices in the third quarter of 2008.

Operating cash flow was $71.7 million in Q3 compared to $29.8 million in the third quarter of 2007.  The significant increase in operating cash flow was mainly driven by higher gold and niobium prices, and a higher number of gold ounces sold, partially offset by higher mining costs due to higher production, and increased royalties, labor, consumables and energy costs.  Change in non-cash working capital items also had a positive impact during the third quarter of 2008.  Cost increases during the quarter were partially mitigated by cost improvement initiatives which contributed to increased cash flow during the quarter. Operating cash flow for the first nine months of 2008 was $189.3 million compared to $60.5 million during the first nine months of 2007.

Key Statistics

	Three months ended September 30,		Nine months ended September 30,
(unaudited)	2008	2007	2008	2007

Operating results - Gold mines
Gold production (000 oz – IMG share) (1)	253	242	742	712
Gold sold (000 oz - IMG share) (1)	260	245	744	718

Gold price realized ($/oz)	$853	$674	$876	$661

Cash cost ($/oz) (2)
Cash cost excluding royalties	$427	$394	$416	$381
Royalties	54	43	60	41
Cash cost	$481	$437	$476	$422

Operating results - Non-gold mine
Niobium production (000 kg Nb)	1,154	1,102	3,340	3,292
Niobium sold (000 kg Nb)	964	938	3,227	3,271

Operating Margin for Niobium ( $ per kg Nb) (2)	$22	$14	$17	$10

(1)	Includes gold ounces in the Company’s working interests of Tarkwa and Damang.
(2)	Cash cost and Unit operating margin per kilogram of niobium for the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Operating results:

(i) Operating results – Gold mines

Consolidated cash costs increased by 10% or $44 per ounce to $481 per ounce in the third quarter of 2008 compared to $437 per ounce in the third quarter of 2007.  Consolidated cash costs were $476 per ounce in the first nine months of 2008, compared to $422 per ounce in the first nine months of 2007.  The change in the consolidated cash cost per ounce of gold in 2008 compared to 2007 is attributable to the following:

	Three months ended September 30,	Nine months ended September 30,
	$/oz	$/oz
Higher gold production	(18)	(16)
Higher royalty expense	11	19
Higher energy costs	33	26
Higher consumables	6	12
Other	12	13
Increase in consolidated cash cost per ounce of gold produced, compared to 2007	44	54

(ii) Operating results – Non-gold mine

IAMGOLD’s Niobec mine in Quebec produces about 10% of the world’s niobium, which is an essential component of specialty steel alloys.  Niobec continued to improve its operating performance with unit operating margin increases for the third quarter and first nine months of 2008 of 57% and 70%, respectively, compared to the same periods in 2007.

A conference call to review the Company’s third quarter results will take place on Thursday , November  6, 2008 at 11:00 a.m. EST. Local call-in number: 416-915-5761 and N.A. toll-free: 1-800-796-7558. This conference call will also be audiocast on IAMGOLD’s website (www.iamgold.com).

A replay of this conference call will be available from 2:00 p.m. November 6 to November 14, 2008 by dialing local: 416-640-1917 and N.A. toll-free: 1-877-289-8525 passcode: 21286074#.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Cautionary Note to US Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this press release such as “measured”, “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC. US investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:
Joseph F. Conway
President  & CEO
Tel: (416) 360-4712
Toll-free: 1 888 IMG-9999

Carol Banducci
Chief Financial Officer
Tel: (416) 360-4742
Toll-free: 1 888 IMG-9999

Elaine Ellingham
Senior VP, Investor Relations and Communications
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com ..

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.